UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

NORTEK, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

656559309

(CUSIP Number)

Alison S. Ressler, Esq.

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067

(310) 712-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 6, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1.	Names of Reporting Persons. Ares Corporate Opportunities Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,937,721

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,937,721

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,937,721

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.0%*

14.	Type of Reporting Person (See Instructions) PN

*                 The calculation of the percentage of outstanding shares is based on 16,303,521 shares of Common Stock (as defined herein) outstanding as of May 6, 2016 as disclosed by the Issuer (as defined herein) in its Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2016 (the “10-Q”).

CUSIP No.

1.	Names of Reporting Persons. ACOF Operating Manager II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,937,721

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,937,721

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,937,721

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.0%*

14.	Type of Reporting Person (See Instructions) PN

*                 The calculation of the percentage of outstanding shares is based on 16,303,521 shares of Common Stock outstanding as of May 6, 2016 as disclosed by the Issuer in the 10-Q.

CUSIP No.

1.	Names of Reporting Persons. Ares Management Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,937,721

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,937,721

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,937,721

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.0%*

14.	Type of Reporting Person (See Instructions) CO

*                 The calculation of the percentage of outstanding shares is based on 16,303,521 shares of Common Stock outstanding as of May 6, 2016 as disclosed by the Issuer in the 10-Q.

CUSIP No.

1.	Names of Reporting Persons. Ares Corporate Opportunities Fund III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,280,320

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,280,320

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,280,320

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.1%*

14.	Type of Reporting Person (See Instructions) PN

*    The calculation of the percentage of outstanding shares is based on 16,303,521 shares of Common Stock outstanding as of May 6, 2016 as disclosed by the Issuer in the 10-Q.

CUSIP No.

1.	Names of Reporting Persons. ACOF Operating Manager III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,280,320

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,280,320

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,280,320

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.1%*

14.	Type of Reporting Person (See Instructions) OO

*    The calculation of the percentage of outstanding shares is based on 16,303,521 shares of Common Stock outstanding as of May 6, 2016 as disclosed by the Issuer in the 10-Q.

CUSIP No.

1.	Names of Reporting Persons. Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,253,142*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,253,142*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,253,142*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 38.3%*

14.	Type of Reporting Person (See Instructions) OO

*

The calculation of the percentage of outstanding shares is based on 16,303,521 shares of Common Stock outstanding as of May 6, 2016 as disclosed by the Issuer in the 10-Q and (i) includes 7,633 shares of restricted common stock held by Bennett Rosenthal, 7,633 shares of restricted common stock held by Daniel C. Lukas and 3,835 shares of restricted common stock held by James B. Hirshorn, each a director of the Issuer, as nominees for the sole benefit of Ares Management LLC (as defined herein), in the calculation of the number of shares beneficially owned, (ii) adds 3,037 shares of unvested restricted common stock held by Mr. Rosenthal, 3,037 shares of unvested restricted common stock held by Mr. Lukas and 3,037 shares of unvested restricted common stock held by Mr. Hirshorn, to the number of shares of Common Stock outstanding and (iii) assumes the exercise of (a) the options to purchase 8,000 shares of Common Stock held by Mr. Rosenthal as nominee for the sole benefit of Ares Management LLC and (b) the options to purchase 8,000 shares of Common Stock held by Mr. Lukas as nominee for the sole benefit of Ares Management LLC. Each of Messrs. Rosenthal, Lukas and Hirshorn is associated with the Ares Entities. Pursuant to the policies of the Ares Entities, each of Messrs. Rosenthal, Lukas and Hirshorn holds the securities described above in his capacity as a director of the Issuer as a nominee on behalf, and for the sole benefit, of Ares Management LLC, and has assigned all economic, pecuniary and voting rights in respect of such securities to Ares Management LLC.

CUSIP No.

1.	Names of Reporting Persons. Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,253,142*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,253,142*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,253,142*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 38.3%*

14.	Type of Reporting Person (See Instructions) PN

*

The calculation of the percentage of outstanding shares is based on 16,303,521 shares of Common Stock outstanding as of May 6, 2016 as disclosed by the Issuer in the 10-Q and (i) includes 7,633 shares of restricted common stock held by Bennett Rosenthal, 7,633 shares of restricted common stock held by Daniel C. Lukas and 3,835 shares of restricted common stock held by James B. Hirshorn, each a director of the Issuer, as nominees for the sole benefit of Ares Management LLC (as defined herein), in the calculation of the number of shares beneficially owned, (ii) adds 3,037 shares of unvested restricted common stock held by Mr. Rosenthal, 3,037 shares of unvested restricted common stock held by Mr. Lukas and 3,037 shares of unvested restricted common stock held by Mr. Hirshorn, to the number of shares of Common Stock outstanding and (iii) assumes the exercise of (a) the options to purchase 8,000 shares of Common Stock held by Mr. Rosenthal as nominee for the sole benefit of Ares Management LLC and (b) the options to purchase 8,000 shares of Common Stock held by Mr. Lukas as nominee for the sole benefit of Ares Management LLC. Each of Messrs. Rosenthal, Lukas and Hirshorn is associated with the Ares Entities. Pursuant to the policies of the Ares Entities, each of Messrs. Rosenthal, Lukas and Hirshorn holds the securities described above in his capacity as a director of the Issuer as a nominee on behalf, and for the sole benefit, of Ares Management LLC, and has assigned all economic, pecuniary and voting rights in respect of such securities to Ares Management LLC.

CUSIP No.

1.	Names of Reporting Persons. Ares Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,253,142*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,253,142*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,253,142*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 38.3%*

14.	Type of Reporting Person (See Instructions) OO

*

The calculation of the percentage of outstanding shares is based on 16,303,521 shares of Common Stock outstanding as of May 6, 2016 as disclosed by the Issuer in the 10-Q and (i) includes 7,633 shares of restricted common stock held by Bennett Rosenthal, 7,633 shares of restricted common stock held by Daniel C. Lukas and 3,835 shares of restricted common stock held by James B. Hirshorn, each a director of the Issuer, as nominees for the sole benefit of Ares Management LLC (as defined herein), in the calculation of the number of shares beneficially owned, (ii) adds 3,037 shares of unvested restricted common stock held by Mr. Rosenthal, 3,037 shares of unvested restricted common stock held by Mr. Lukas and 3,037 shares of unvested restricted common stock held by Mr. Hirshorn, to the number of shares of Common Stock outstanding and (iii) assumes the exercise of (a) the options to purchase 8,000 shares of Common Stock held by Mr. Rosenthal as nominee for the sole benefit of Ares Management LLC and (b) the options to purchase 8,000 shares of Common Stock held by Mr. Lukas as nominee for the sole benefit of Ares Management LLC. Each of Messrs. Rosenthal, Lukas and Hirshorn is associated with the Ares Entities. Pursuant to the policies of the Ares Entities, each of Messrs. Rosenthal, Lukas and Hirshorn holds the securities described above in his capacity as a director of the Issuer as a nominee on behalf, and for the sole benefit, of Ares Management LLC, and has assigned all economic, pecuniary and voting rights in respect of such securities to Ares Management LLC.

CUSIP No.

1.	Names of Reporting Persons. Ares Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,253,142*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,253,142*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,253,142*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 38.3%*

14.	Type of Reporting Person (See Instructions) CO

*

The calculation of the percentage of outstanding shares is based on 16,303,521 shares of Common Stock outstanding as of May 6, 2016 as disclosed by the Issuer in the 10-Q and (i) includes 7,633 shares of restricted common stock held by Bennett Rosenthal, 7,633 shares of restricted common stock held by Daniel C. Lukas and 3,835 shares of restricted common stock held by James B. Hirshorn, each a director of the Issuer, as nominees for the sole benefit of Ares Management LLC (as defined herein), in the calculation of the number of shares beneficially owned, (ii) adds 3,037 shares of unvested restricted common stock held by Mr. Rosenthal, 3,037 shares of unvested restricted common stock held by Mr. Lukas and 3,037 shares of unvested restricted common stock held by Mr. Hirshorn, to the number of shares of Common Stock outstanding and (iii) assumes the exercise of (a) the options to purchase 8,000 shares of Common Stock held by Mr. Rosenthal as nominee for the sole benefit of Ares Management LLC and (b) the options to purchase 8,000 shares of Common Stock held by Mr. Lukas as nominee for the sole benefit of Ares Management LLC. Each of Messrs. Rosenthal, Lukas and Hirshorn is associated with the Ares Entities. Pursuant to the policies of the Ares Entities, each of Messrs. Rosenthal, Lukas and Hirshorn holds the securities described above in his capacity as a director of the Issuer as a nominee on behalf, and for the sole benefit, of Ares Management LLC, and has assigned all economic, pecuniary and voting rights in respect of such securities to Ares Management LLC.

CUSIP No.

1.	Names of Reporting Persons. Ares Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,253,142*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,253,142*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,253,142*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 38.3%*

14.	Type of Reporting Person (See Instructions) PN

*

The calculation of the percentage of outstanding shares is based on 16,303,521 shares of Common Stock outstanding as of May 6, 2016 as disclosed by the Issuer in the 10-Q and (i) includes 7,633 shares of restricted common stock held by Bennett Rosenthal, 7,633 shares of restricted common stock held by Daniel C. Lukas and 3,835 shares of restricted common stock held by James B. Hirshorn, each a director of the Issuer, as nominees for the sole benefit of Ares Management LLC (as defined herein), in the calculation of the number of shares beneficially owned, (ii) adds 3,037 shares of unvested restricted common stock held by Mr. Rosenthal, 3,037 shares of unvested restricted common stock held by Mr. Lukas and 3,037 shares of unvested restricted common stock held by Mr. Hirshorn, to the number of shares of Common Stock outstanding and (iii) assumes the exercise of (a) the options to purchase 8,000 shares of Common Stock held by Mr. Rosenthal as nominee for the sole benefit of Ares Management LLC and (b) the options to purchase 8,000 shares of Common Stock held by Mr. Lukas as nominee for the sole benefit of Ares Management LLC. Each of Messrs. Rosenthal, Lukas and Hirshorn is associated with the Ares Entities. Pursuant to the policies of the Ares Entities, each of Messrs. Rosenthal, Lukas and Hirshorn holds the securities described above in his capacity as a director of the Issuer as a nominee on behalf, and for the sole benefit, of Ares Management LLC, and has assigned all economic, pecuniary and voting rights in respect of such securities to Ares Management LLC.

CUSIP No.

1.	Names of Reporting Persons. Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,253,142*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,253,142*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,253,142*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 38.3%*

14.	Type of Reporting Person (See Instructions) OO

*

The calculation of the percentage of outstanding shares is based on 16,303,521 shares of Common Stock outstanding as of May 6, 2016 as disclosed by the Issuer in the 10-Q and (i) includes 7,633 shares of restricted common stock held by Bennett Rosenthal, 7,633 shares of restricted common stock held by Daniel C. Lukas and 3,835 shares of restricted common stock held by James B. Hirshorn, each a director of the Issuer, as nominees for the sole benefit of Ares Management LLC (as defined herein), in the calculation of the number of shares beneficially owned, (ii) adds 3,037 shares of unvested restricted common stock held by Mr. Rosenthal, 3,037 shares of unvested restricted common stock held by Mr. Lukas and 3,037 shares of unvested restricted common stock held by Mr. Hirshorn, to the number of shares of Common Stock outstanding and (iii) assumes the exercise of (a) the options to purchase 8,000 shares of Common Stock held by Mr. Rosenthal as nominee for the sole benefit of Ares Management LLC and (b) the options to purchase 8,000 shares of Common Stock held by Mr. Lukas as nominee for the sole benefit of Ares Management LLC. Each of Messrs. Rosenthal, Lukas and Hirshorn is associated with the Ares Entities. Pursuant to the policies of the Ares Entities, each of Messrs. Rosenthal, Lukas and Hirshorn holds the securities described above in his capacity as a director of the Issuer as a nominee on behalf, and for the sole benefit, of Ares Management LLC, and has assigned all economic, pecuniary and voting rights in respect of such securities to Ares Management LLC.

CUSIP No.

1.	Names of Reporting Persons. Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,253,142*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,253,142*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,253,142*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 38.3%*

14.	Type of Reporting Person (See Instructions) OO

*

The calculation of the percentage of outstanding shares is based on 16,303,521 shares of Common Stock outstanding as of May 6, 2016 as disclosed by the Issuer in the 10-Q and (i) includes 7,633 shares of restricted common stock held by Bennett Rosenthal, 7,633 shares of restricted common stock held by Daniel C. Lukas and 3,835 shares of restricted common stock held by James B. Hirshorn, each a director of the Issuer, as nominees for the sole benefit of Ares Management LLC (as defined herein), in the calculation of the number of shares beneficially owned, (ii) adds 3,037 shares of unvested restricted common stock held by Mr. Rosenthal, 3,037 shares of unvested restricted common stock held by Mr. Lukas and 3,037 shares of unvested restricted common stock held by Mr. Hirshorn, to the number of shares of Common Stock outstanding and (iii) assumes the exercise of (a) the options to purchase 8,000 shares of Common Stock held by Mr. Rosenthal as nominee for the sole benefit of Ares Management LLC and (b) the options to purchase 8,000 shares of Common Stock held by Mr. Lukas as nominee for the sole benefit of Ares Management LLC. Each of Messrs. Rosenthal, Lukas and Hirshorn is associated with the Ares Entities. Pursuant to the policies of the Ares Entities, each of Messrs. Rosenthal, Lukas and Hirshorn holds the securities described above in his capacity as a director of the Issuer as a nominee on behalf, and for the sole benefit, of Ares Management LLC, and has assigned all economic, pecuniary and voting rights in respect of such securities to Ares Management LLC.

Item 1.	Security and Issuer

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) amends and supplements the Schedule 13D originally filed on February 10, 2012 (the “Original 13D”), as amended by Amendment No. 1 to the statement on Schedule 13D filed on April 5, 2012 (“Amendment No. 1”), as amended by Amendment No. 2 to the statement on Schedule 13D filed on April 19, 2012 (“Amendment No. 2”), as amended by Amendment No. 3 to the statement on Schedule 13D filed on April 23, 2012 (“Amendment No. 3”), as amended by Amendment No. 4 to the statement on Schedule 13D filed on October 14, 2014 (“Amendment No. 4,” and together with the Original 13D and Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Schedule 13D”), and relates to the common stock, par value $0.01 per share, (the “Common Stock”), of Nortek Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 50 Kennedy Plaza, Providence, Rhode Island 02903-2360.

Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 or Amendment No. 4. Capitalized terms used but not otherwise defined in this Amendment No. 5 shall have the meanings ascribed to them in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, as the case may be.

Item 2.	Identity and Background

Item 2(a) is deleted in its entirety and replaced with the following:

(a) This statement is being filed jointly by (i) Ares Corporate Opportunities Fund, II, L.P. (“ACOF II”), (ii) ACOF Operating Manager II, L.P. (“ACOF Operating II”), (iii) Ares Management, Inc. (“Ares Inc.”), (iv) Ares Corporate Opportunities Fund III, L.P. (“ACOF III”), (v) ACOF Operating Manager III, LLC (“ACOF Operating III”), (vi) Ares Management LLC (“Ares Management LLC”), (vii) Ares Management Holdings L.P.(f/k/a Ares Management Holdings LLC) (“Ares Management Holdings”), (viii) Ares Holdco LLC (“Ares Holdco”), (ix) Ares Holdings Inc. (“Ares Holdings”), (x) Ares Management, L.P. (“Ares Management”), (xi) Ares Management GP LLC (“Ares Management GP”) and (xii) Ares Partners Holdco LLC (“Ares Partners” and, together with ACOF II, ACOF Operating II, Ares Inc., ACOF III, ACOF Operating III, Ares Management LLC, Ares Management Holdings, Ares Holdings, Ares Management and Ares Management GP, the “Ares Entities” or the “Reporting Persons”).

Item 2(c) is deleted in its entirety and replaced with the following:

(b) The principal business of ACOF II and ACOF III (collectively, the “Holders”) is investing in securities. Ares Management LLC, ACOF Operating III and ACOF Operating II are principally engaged in the business of investment management. The manager of ACOF II is ACOF Operating II and the general partner of ACOF Operating II is Ares Inc. Ares Inc. is owned by Ares Management LLC. The manager of ACOF III is ACOF Operating III and the sole member of ACOF Operating III is Ares Management LLC. The sole member of Ares Management LLC is Ares Management Holdings and the general partner of Ares Management Holdings is Ares Holdco.  The sole member of Ares Holdco is Ares Holdings, whose sole stockholder is Ares Management. The general partner of Ares Management is Ares Management GP and the sole member of Ares Management GP is Ares Partners. Ares Partners is managed by a board of managers, which is comprised of Michael Arougheti, David Kaplan, John Kissick, Antony Ressler and Bennett Rosenthal. Decisions by Ares Partners’ board of managers generally are made by a majority of the members, which majority, subject to certain conditions, must include Antony Ressler. Each of the Ares Entities (other than the Holders, with respect to the securities held directly by such fund) and the members of the Ares Partners’ board of managers and the other directors, officers, partners, stockholders, members and managers of the Ares Entities disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, such securities.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended to add the following:

The response to Item 5(c) is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is deleted in its entirety and replaced with the following:

(a) Aggregate Number and Percentage of Securities. See Items 11 and 13 of the cover pages to this Amendment No. 5, and Item 2 of the Original 13D, for the aggregate number of shares of Common Stock and the percentage of the Common Stock beneficially owned by each of the Ares Entities.

(b) Power to Vote and Dispose. See Items 7 through 10 of the cover pages to this Amendment No. 5, and Item 2 of the Original 13D, for the aggregate number of shares of Common Stock deemed to be beneficially owned by each of the Ares Entities as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Transactions within the past 60 days. None.

(d) Certain Rights of Other Persons. Not applicable.

(e) Date Ceased to be a 5% Owner. Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended to add the following:

Tender and Support Agreement

On July 6, 2016, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Issuer, Melrose Industries plc, a public limited company incorporated under the laws of the United Kingdom and registered in England and Wales (“Parent”), and Nevada Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Acquisition Sub”), pursuant to which among other things, (a) Acquisition Sub will commence a tender offer to purchase all of the outstanding shares of Common Stock (such offer as it may be amended from time to time as permitted by the Merger Agreement, the “Offer”) and (b) following the consummation of the Offer, Acquisition Sub will be merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent, all upon the terms and subject to the conditions set forth in the Merger Agreement.

Concurrently with the execution and delivery of the Merger Agreement, at the request of the Issuer, ACOF II and ACOF III entered into a Tender and Support Agreement (the “Tender Agreement”) with Parent and Acquisition Sub.  The Tender Agreement provides that each of the Holders will cause to be tendered into the Offer its Subject Shares (as defined below) pursuant to and in accordance with the terms of the Offer as promptly as practicable after commencement of the Offer, but no later than the seventh business day following commencement of the Offer. The term “Subject Shares” means, with respect to each Holder, any and all Shares of which such Supporting Stockholder is the record or “beneficial holder” (as defined under Rule 13d-3 under the Act) and any additional Shares acquired by such Holder after the date of the Tender Agreement. The Tender Agreement terminates upon the earliest to occur of: (a) the termination of the Merger Agreement in accordance with its terms; (b) the effective time of the Merger; (c) any modification, waiver or amendment to the Merger Agreement or the terms of the Offer is effected without the Holders’ consent that, in each case, decreases the amount or changes the form of consideration payable to all of the stockholders of the Issuer pursuant to the terms of the Merger Agreement as in effect on the date of the Tender Agreement; (d) the termination or expiration of the Offer, in each case, without acceptance for payment of the Subject Shares pursuant to the Offer (provided that this termination right shall only apply so long as the Holders are not in breach of the Tender Agreement); and (e) the mutual agreement of Parent and the Holders. In addition, each of the Holders have agreed pursuant to the Tender Agreement, among other things, not (a) to transfer any of the Subject Shares prior to the earlier of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement or (iii) the termination of the Tender Agreement or (B) to solicit competing proposals to the transaction contemplated by the Merger Agreement.

The Holders intend to cause their Subject Shares to be tendered into the Offer within seven business days following commencement of the Offer.

Expense Reimbursement Agreement

Concurrently with entry into the Tender Agreement, the Holders entered into an agreement with the Issuer pursuant to which the Issuer has agreed to reimburse each Holder for the reasonable fees and out-of-pocket third party expenses, including reasonable fees of attorneys, incurred by such Holder after the date of such agreement in connection with or arising from the execution and delivery of, or performance under, the Tender Agreement.

The foregoing descriptions of (i) the Tender Agreement and the transactions contemplated thereby and (ii) the Expense Reimbursement Agreement, in each case, do not purport to be complete and are qualified in their entirety by reference to the Tender and Support Agreement, which is filed as Exhibit 2 hereto and which is incorporated herein by reference, and the Expense Reimbursement Agreement, which is filed as Exhibit 3 hereto and which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of July 6, 2016, among the Reporting Persons.

Exhibit 2	Tender and Support Agreement, dated as of July 6, 2016, by and among Ares Corporate Opportunities Fund, II, L.P., Ares Corporate Opportunities Fund, III, L.P., Melrose Industries plc and Nevada Corp.

Exhibit 3	Expense Reimbursement Agreement, dated as of July 6, 2016, by and between Nortek, Inc., Ares Corporate Opportunities Fund, II, L.P. and Ares Corporate Opportunities Fund, III, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:             July 6, 2016

ARES CORPORATE OPPORTUNITIES FUND II, L.P.,

By:	ACOF OPERATING MANAGER II, L.P.,
Its Manager

/s/ Naseem Sagati
	By:	Naseem Sagati
	Its:	Authorized Signatory

ACOF OPERATING MANAGER II, L.P.

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES MANAGEMENT, INC.

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES CORPORATE OPPORTUNITIES FUND III, L.P.

By:	ACOF OPERATING MANAGER III, LLC
Its Manager

/s/ Naseem Sagati
	By:	Naseem Sagati
	Its:	Authorized Signatory

ACOF OPERATING MANAGER III, LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES MANAGEMENT LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES HOLDCO LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES HOLDINGS INC.

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES MANAGEMENT, L.P.

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory for Ares Management GP LLC, general partner for Ares Management, L.P.

ARES MANAGEMENT GP LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).